[Total Letterhead]

April 12, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

By electronic file (“Edgar correspondence”).

Attention: H. Roger Schwall

Re:	Total S.A.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed April 2, 2008
Response Letter Dated March 10, 2010
File No. 1-10888

Dear Mr. Schwall:

Thank you for your letter dated March 29, 2010, setting forth the Staff’s comments relating to our Annual Report on Form 20-F for the year ended December 31, 2007, and our response letter dated March 10, 2010. Set forth below is the response of Total S.A. (the “Company”) to the Staff’s comments.

To facilitate the Staff’s review, we have included in this letter the caption and comments from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment.

Response Letter Dated March 10, 2010

1.	We note the proposed disclosure regarding your buyback contracts with Iran and your remuneration under those contracts. For each buyback contract, please tell us whether your remuneration is a percentage of actual production from the field to which the buyback contract relates and, if so, the percentage of actual production that is your remuneration. Similarly, if your remuneration is not a percentage of actual production but is based on a percentage of actual production, tell us the percentage of actual production on which your remuneration is based and the terms of your remuneration.

R:	TOTAL’s remuneration under the buyback contracts with respect to the South Pars 2 & 3, Balal and Dorood fields is neither a percentage of, nor based on a percentage of, actual production from these fields. The payments yet to be made to TOTAL with respect to these buyback contracts consist of reimbursement of past costs and remuneration, which payments are not linked to the fields’ actual production. For all of the buyback contracts, remuneration consists of fixed dollar amounts. In the specific case of the Dorood contract, the remuneration was adjusted by a performance factor linked to the effective technical performance of the field as measured in May 2008.

2.	We note your use of the term “technical production” in the proposed disclosure relating to your operations in Syria and your remuneration under the terms of the PSA 1988 and the Tabiyeh gas project risked service contract. Tell us whether and how technical production differs from actual production. Clarify whether the amount identified as technical production under the two agreements, minus the amount accounted for as your share of production under the agreements, constitutes the total amount of production accruing to Syria under the terms of the agreements.

R:	“Technical production” in this context means the actual output of the wells before applying contractual terms, and therefore does not differ from actual production.

As noted in the proposed disclosure, technical production in 2009 for PSA 1988 (for full year 2009) and the Tabiyeh Gas Project risked Service Contract (since October 2009, the effective date of the contract) amounted to 36 kboe/d, of which 20 kboe/d were accounted for as the Group’s share of production. The amount identified as technical production under the agreements, minus the amount accounted for as the Group’s share of production, does not constitute the total economic benefit accruing to Syria under the terms of the agreements since Syria retains a margin on a portion of the Group’s production and receives certain production taxes. TOTAL’s 20-F disclosure has been revised to reflect this clarification.

*        *        *

Please direct any questions or comments regarding the enclosed material to the undersigned at (011)331.4744.4546 or Krystian Czerniecki of Sullivan & Cromwell LLP at (011)331.7304.1000.

Very truly yours,

/s/ Patrick de La Chevardière
Patrick de La Chevardière
Chief Financial Officer

cc:	Cecilia Blye
Brad Skinner
(Securities and Exchange Commission)

Dominique Bonnet
Alexandre Marchal
(Total S.A.)

Krystian Czerniecki
(Sullivan & Cromwell LLP)